UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007
Commission File Number: 000-29922

PURE CAPITAL INCORPORATED
(Translation of registrant's name into English)

250 Blairgowrie Place
Nanaimo, B.C. Canada V9T 4P5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
[ X ] Form 20-F   [               ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [               ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

PURE CAPITAL INCORPORATED

On December 20, 2006, Pure Capital Incorporated, a Canadian Federal corporation (the “Company”), closed a series of financing transactions pursuant to various Stock Purchase Agreements (“Stock Purchase Agreements”). Pursuant to the terms of the Stock Purchase Agreements, each purchaser (the “Purchasers”) in consideration for the capital contribution (“Contribution”) may immediately convert the full amount of the Contribution to shares of the Company’s no par value common stock at a conversion rate of $0.10 per share. The Company shall issue shares converted under the Stock Purchase Agreement pursuant to exemptions from registration provided by Section 4(2) of the Securities Act of 1933 (the “Act”), as amended and Regulation D promulgated under the Act. The shares issued to the Purchasers shall not be registered, at the time of issuance, and may not be offered or sold absent registration, or an applicable exemption from registration, under the Act.

A summary of each financing transaction is set forth below:

Purchaser       Financing Amount      Conversion Rate      Conversion Shares
John Doria                  $10,000.00          $0.10       100,000
Nicholas Scheidt   $10,000.00          $0.10        100,000
Calvin Laiche      $ 9,300.00          $0.10        93,000
Lillian Sherke      $20,000.00          $0.10       200,000

On November 29, 2006, the Company entered into a Stock Purchase Warrant (the “Warrant”) with Mr. Alan Brown, the Company’s President, CEO, & Director. The Warrant allows Mr. Brown to purchase 8,000,000 shares of the Company’s common stock at a strike price of $0.10 per share and is immediately exercisable. Additionally, the Warrant grants “piggyback” registration rights with respect to the shares of the Company’s common stock issuable upon exercise of the Warrant. Mr. Brown is an “accredited investor” and the Company relied on exemptions from registration provided by Section 4(2) of the Securities Act of 1933, as amended and Regulation D promulgated under such Act in issuing the Warrant.

The exercise price of the Warrant is subject to adjustment based upon the occurrences of certain events described therein such as the declaration by the Company of a stock dividend, a subdivision or combination of its outstanding shares of common stock, a reclassification of the outstanding securities of the Company (including due to reorganization of the Company itself) or the issuance of common equity securities at a price less than the applicable conversion or exercise price.

Effective November 1, 2006, the Company entered into a Business Development Agreement (“BDA”) with Performance Capital Corporation, a Delaware corporation (“PCC”), under the terms of which PCC shall receive $40,000 upon the successful closing of a transaction identified by PCC and presented to the Company.

Additionally, in January 2007, Company issued a Convertible Promissory Note (the “Note”) to PCC. Under the terms of the Note, PCC will make available to the Company $100,000, on a drawdown basis, to be used for general corporate and operational purposes.

The foregoing summary is qualified in its entirety by any and all Agreements and all Appendices thereto referenced herein, and should be read in conjunction with the copies of such documents filed or incorporated by reference in this report as exhibits.

Exhibit No.	Description
10.1	Stock Purchase Agreement
10.2	Stock Purchase Warrant
10.3	Business Development Agreement
10.4	Convertible Promissory Note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pure Capital Incorporated.
(Registrant)

Date: February 8, 2007	By:	/s/ Alan M. Brown
Alan M. Brown
	Title:	President